August 19, 2024

Douglas Davis
Chief Executive Officer
Bannix Acquisition Corp.
300 Delaware Avenue, Suite 210 #301
Wilmington DE 19801

       Re: Bannix Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 26, 2024
           File No. 001-40790
Dear Douglas Davis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Stephen Fleming